

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 2, 2006

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

> **Re:** **Pride International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-13289**

Dear Mr. Voegele:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Our international operations involve additional risks not generally associated with domestic operations, which may hurt our operations materially, page 10

1. We note the reference, in the carryover paragraph at the top of p.11, to the request for information you received from OFAC in May 2004 regarding your involvement in the business activities of certain of your foreign subsidiaries in Libya and Iran. Please advise us whether you have received any further communication from OFAC regarding this matter.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief